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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Action Performance Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004933 10 7

(CUSIP Number)

Fred W. Wagenhals, 1480 S. Hohokam Drive, Tempe, Arizona 85281
(602) 337-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004933 10 7			Page 2 of 5 Pages

1.	Name of Reporting Person: Fred W. Wagenhals		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(Formally, the Reporting Person and his wife, Lisa Wagenhals, filed jointly. With this filing, Mr. Wagenhals is filing solely on his own behalf but retains voting control and other rights in the ex-spouse’s shares.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,363,599

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,240,994

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,363,599

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 004933 10 7	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

     This Amendment No. 6 to Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of Action Performance Companies, Inc. (the “Company”). The Issuer’s principal executive offices are located at 1480 S. Hohokam Drive, Tempe, Arizona 85281.

ITEM 2.	IDENTITY AND BACKGROUND

     (a)-(c) and (f): This statement is filed by Fred W. Wagenhals (the “Reporting Person”). The business address of the Reporting Person is 1480 S. Hohokam Drive, Tempe, Arizona 85281.

     The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Company located at the address set forth above. The Company designs and markets licensed motorsports products related to NASCAR, including die-cast scaled replicas of motorsports vehicles, apparel and memorabilia.

     The Reporting Person is a citizen of the United States.

     (d) and (e): During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person founded the Company in 1992 with personal funds and acquired 2,912,000 of the shares of Common Stock at that time. Since that time, the Reporting Person has acquired additional shares of Common Stock with personal funds, has sold shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, and most recently has transferred approximately 50% of his holdings in the Company to his former spouse pursuant to a divorce settlement agreement. As a result, the Reporting Person currently beneficially owns an aggregate of 1,813,600 outstanding shares of Common Stock.

     The Reporting Person also is the beneficial owner of 549,999 shares of Common Stock issuable upon exercise of outstanding stock options that are vested and exercisable within 60 days of the date of this Amendment No. 6 to Schedule 13D.

     The Reporting Person was previously married to Lisa K. Wagenhals (“LKW”). All transfers of shares of Common Stock and options to acquire shares of Common Stock described in Item 5 to LKW were made solely pursuant to that certain Property Settlement Agreement (the “Settlement Agreement”) between the Reporting Person and LKW.

     Included in the above 1,813,600 shares beneficially owned by the Reporting Person are 906,800 shares which LKW holds as her sole and separate property. However, the Reporting Person has a right of first refusal with respect to the shares owned by LKW and, for so long as the Reporting Person is the CEO of Action Performance and/or an officer in Action Performance, LKW has granted to him the sole and exclusive right to vote on her behalf all of such shares. The Reporting Person also has the ability to designate the Company or others to execute the right of first refusal.

ITEM 4.	PURPOSE OF TRANSACTION

     The Reporting Person holds the Common Stock for investment purposes. As stated above, the Reporting Person serves as Chairman of the Board, President and Chief Executive Officer of the Company.

CUSIP No. 004933 10 7	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns an aggregate of 2,363,599 shares, representing 12.4% of the Company’s outstanding Common Stock.

     (b) The following information applies to shares held by the Reporting Person:

	Number		Percent
	of Shares		of Class(3)
Sole Power to Vote Securities:	2,363,599	(1)	12.4%
Shared Power to Vote Securities:	0		–
Sole Power to Dispose of Securities:	1,240,994	(2)	6.6%
Shared Power to Dispose of Securities:	0		–

(1)	Represents (i) 250,001 shares owned by the Reporting Person as his sole and separate property, (ii) 656,799 shares owned by the Reporting Person as his sole and separate property but held in a family trust, (iii) 906,800 shares owned by LKW as her sole and separate property in several different trusts but for which the Reporting Person has a right of first refusal and voting/proxy rights, and (iv) 549,999 shares of common stock issuable upon exercise of outstanding options that are vested and exercisable within 60 days of this report.

(2)	Represents (i) 250,001 shares owned by the Reporting Person as his sole and separate property, (ii) 656,799 shares owned by the Reporting Person as his sole and separate property but held in a family trust, and (iii) 549,999 shares of common stock issuable upon exercise of outstanding options that are vested and exercisable within 60 days of this report, less 215,805 shares which relate to vested and exercisable options for which the Reporting Person has transferred to LKW the economic rights relating thereto.

(3)	Based on the number of shares (18,559,978) reported outstanding as of January 31, 2005.

     (c) and (d) See Item 6 below.

     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Settlement Agreement, the Reporting Person received a right of first refusal and voting/proxy rights with respect to LKW’s shares of Action Performance common stock. A copy of the right of first refusal is filed with this Form 13D/A as Exhibit 7(9). The Reporting Person also has the ability to designate the Company or others to execute the right of first refusal.

     The Settlement Agreement provides that for so long as the Reporting Person is the CEO of Action Performance and/or an officer in Action Performance, LKW grants to him the sole and exclusive right to vote on LKW’s behalf or on behalf of any trust or entity in which LKW is an owner, member, trustee, beneficiary or otherwise, all shares of the Company transferred to LKW pursuant to the Settlement Agreement in accordance with the Reporting Person’s instructions. In the event the Reporting Person is no longer CEO or Action Performance and/or an officer in Action Performance (including as a result of death), all voting rights of LKW in the shares will revert to LKW.

CUSIP No. 004933 10 7	Page 5 of 5 Pages

     The Settlement Agreement also grants to LKW a 50% interest in certain of the Reporting Person’s currently vested options to acquire 431,609 shares of Action Performance common stock. Although Reporting Person will retain each respective option in his name, the Reporting Person will only have the exclusive authority to exercise 50% of the options pursuant to the terms of each respective option. LKW will have the sole authority to exercise the other 50% of the options and will be entitled to all benefits of such exercise thereto, provided she pays the requisite consideration. Upon such exercise, although the Reporting Person will receive the distribution, the Settlement Agreement requires the Reporting Person to dispose of that distribution according to the written instructions of LKW. A summary of selected provisions of the Settlement Agreement is filed with this Form 13D/A as Exhibit 7(8).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(8)	Summary of selected provisions of Property Settlement Agreement dated January 10, 2005 between Fred W. Wagenhals and Lisa K. Wagenhals.

Exhibit 7(9)	Right of First Refusal Agreement between Fred W. Wagenhals and Lisa K. Wagenhals.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 27, 2005	/s/ Fred W. Wagenhals
Signature